SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2014
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: January 29, 2014

List of materials

Documents attached hereto:

i) Press Release announcing Sony Establishes Yamagata Technology Center to Increase Production Capacity for CMOS Image Sensors.

Sony Corporation
News & Information	1-7-1 Konan Minato-ku, Tokyo

No. 14-016E
January 29, 2014

Sony Establishes Yamagata Technology Center
to Increase Production Capacity for CMOS Image Sensors

Tokyo, Japan – January 29, 2014 – Sony Corporation (“Sony”) today announced that it will establish Sony Semiconductor Corporation (“SCK”) Yamagata Technology Center (“Yamagata TEC”) on March 31, 2014, utilizing the Tsuruoka Factory semiconductor-related assets held by Renesas Yamagata Semiconductor Co., Ltd. (“Renesas Yamagata Semiconductor”), which are scheduled to be transferred to Sony in accordance with the definitive agreement that Sony and Renesas Electronics Corporation (“Renesas Electronics”) executed and jointly announced on January 29, 2014.

SCK Yamagata TEC will serve as a new production site for CMOS image sensors, and Sony plans to engage in capital investment from the first half of the fiscal year ending March 31, 2015 (“FY14”) through the second half of the fiscal year ending March 31, 2016 (“FY15”) in order to increase image sensor production capacity.*1  This planned investment forms part of Sony’s mid- to long-term plan to increase its total production capacity for image sensors from the current capacity of approximately 60,000 wafers per month to approximately 75,000 wafers per month.*2  Following the acquisition, Sony intends to convert part of the semiconductor manufacturing equipment that Sony is scheduled to acquire from Renesas Yamagata Semiconductor to CMOS image sensor manufacturing equipment, and also to install new manufacturing equipment for CMOS image sensors in Yamagata TEC.  Yamagata TEC will primarily engage in the manufacture of photodiodes and wiring processes for stacked CMOS image sensors.*3

Stacked CMOS image sensors enable superior image quality and advanced functionality with compact size.  Demand for these image sensors is anticipated to further increase, particularly within the expanding market for mobile devices such as smartphones and tablets.  Sony will position Yamagata TEC as a new site for one phase of the image sensor wafer production process, alongside its existing Kagoshima Technology Center, Kumamoto Technology Center, and Nagasaki Technology Center sites.  By doing so, Sony aims to strengthen its capacity to supply stacked CMOS image sensors and further reinforce its leading position in the image sensor industry.  Sony is also continuing to accelerate the revitalization of its electronics business by incorporating its image sensors, such as these advanced stacked CMOS image sensors, into a wide range of products across its core imaging and mobile businesses.

The total investment amount is expected to be approximately 35 billion yen, comprising (i) approximately 7.5 billion yen to acquire Renesas Yamagata Semiconductor’s Tsuruoka Factory assets in the fiscal year ending March 31, 2014 (“FY13”), and (ii) approximately 27.5 billion yen for planned capital investment to be carried out during FY14-FY15.

Sony is currently evaluating its consolidated financial results forecast for FY13 to take into account the FY13 portion of the investment and other factors.  For details, please refer to “Renesas Electronics and Sony Sign Definitive Agreement to Transfer Semiconductor Manufacturing Facility and Equipment, etc.” which was jointly announced on January 29, 2014.
http://www.sony.net/SonyInfo/News/Press/201401/14-0129E/

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*1: The establishment of Yamagata TEC and the related investment are subject to the completion of the Tsuruoka Factory’s asset acquisition by SCK.

*2: The total production capacity (300mm wafer basis) includes the output of foundry operations to which Sony outsources a part of the manufacturing process. For the purposes of calculating total production capacity, the capacity of the 200mm wafer production lines in Kagoshima Technology Center and Nagasaki Technology Center has been converted to the new 300mm wafer production capacity basis.

*3: “Stacked CMOS image sensors” are CMOS image sensors in a stacked structure that layer the pixel section containing back-illuminated structure pixels onto chips containing the circuit for signal processing, as an alternative to the supporting substrates used in conventional back-illuminated CMOS image sensors.

[Overview of Sony Semiconductor Corporation Yamagata Technology Center]
Location:	1-11-73 Takarada, Tsuruoka-shi, Yamagata, Japan
Date of establishment:	March 31, 2014 (planned)
Site area:	95,857㎡
Floor area:	88,122㎡
Scheduled start of volume production:      April 2015 (CMOS image sensors)
*In addition to CMOS image sensor prototypes, Yamagata TEC will undertake contracted production of system LSIs for Renesas Electronics for a certain period of time following the sale, as agreed by Sony and Renesas Electronics.

[Overview of investment]
Investment objective:	To reinforce production capacity in order to meet expanded demand for CMOS image sensors
Investment location:	1-11-73 Takarada, Tsuruoka-shi, Yamagata Prefecture
Investment details:
-	Acquisition of Tsuruoka Factory assets held by Renesas Yamagata Semiconductor
-	Conversion of part of the semiconductor manufacturing equipment that is planned to be acquired from Renesas Yamagata Semiconductor to CMOS image sensor manufacturing equipment
-	Investment to increase production capacity for CMOS image sensors

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Investment amount:	Approx. 35 billion yen (Estimated)
Breakdown:	(i) Asset acquisition amount of Tsuruoka Factory in FY13: approx. 7.5 billion yen
(ii) Capital investment in FY14-FY15: approx. 27.5 billion yen

(Reference) [Overview of Sony Semiconductor Corporation]
Headquarters:	4000-1 Ooaza-gensui, Kikuyou-machi, Kikuchi-gun, Kumamoto, Japan
Date of establishment:	April 1, 2001
Representative:	Toshiro Kurusu, President and CEO
Capital:	24.25 billion yen (wholly-owned by Sony Corporation)
Production sites:	Kagoshima, Oita, Nagasaki, Kumamoto, Shiroishi-Zao (Miyagi), Higashiura (Aichi), Neagari (Ishikawa) (as of January 2014)
Number of employees:	Approx. 7,000 (as of April 2013; including temporary workers)
Business description:	Development, design, and manufacture of semiconductors

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